UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)

Credicorp Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)
G2519Y 10 8

(CUSIP Number)
N/A

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Atlantic Security Holding Corporation
2	Check the Appropriate Box if a Member of a Group (a) : [X] (b) : [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 11,783,519*
	6	Shared Voting Power 0
	7	Sole Dispositive Power 11,783,519*
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,783,519* (individually) 14,402,118 (total group shares)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11	Percent of Class Represented by Amount in Row (9) 12.48%* (individually) 15.25% (total group shares)
12	Type of Reporting Person (See Instructions) HC
*	Reflects 1,625,315 shares held of record by Banco de Crédito Overseas Ltd., its wholly-owned subsidiary.

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros
2	Check the Appropriate Box if a Member of a Group (a) : [X] (b) : [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Perú
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 2, 618,599*
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,618,599*
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,618,599* (individually) 14,402,118 (total group shares)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11	Percent of Class Represented by Amount in Row (9) 2.77%* (individually) 15.25% (total group shares)
12	Type of Reporting Person (See Instructions) IC
*	Reflects 14,080 shares held of record by El Pacífico Vida Compañía de Seguros, a subsidiary of El-Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros.

Item 1(a).	Name of Issuer : Credicorp Ltd.
Item 1(b).	Address of Issuer's Principal Executive Offices: Clarendon House Church Street Hamilton HM11 Bermuda
Item 2(a).	Name of Persons Filing: Atlantic Security Holding Corporation El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros
Item 2(b).

Address of Principal Business Office or if None, Residence:

Atlantic Security Holding Corp.
Calle 50 y Aquilino de la Guardia
Torre Banco Continental Pisos 28 29
Panama, Republic of Panama

El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros
Avenida Arequipa 660
Lima, Perú

Item 2(c).	Citizenship: See Item 4 on Page 2 See Item 4 on Page 3
Item 2(d).	Title of Class of Securities: Common Shares
Item 2(e).	Cusip Number: G2519Y 10 8
Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a: Not Applicable.

(a) [ ] Broker or dealer registered under Section 15 of the Act
(15 U.S.C. 78o)

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

(c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e) [ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g) [ ] A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G)

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j) [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.

Ownership

(a) Amount Beneficially Owned:

See Item 9 on Page 2
See Item 9 on Page 3

(b) Percent of Class:

See Item 11 on Page 2
See Item 11 on Page 3

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 on Page 2
See Item 5 on Page 3

(ii) Shared power to vote or to direct the vote:

See Item 6 on Page 2
See Item 6 on Page 3

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 on Page 2
See Item 7 on Page 3

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 on Page 2
See Item 8 on Page 3

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable
Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not Applicable
Item 8.	Identification and Classification of Members of the Group See Exhibit B attached hereto
Item 9.	Notice of Dissolution of Group Not Applicable
Item 10.	Certification Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2004 (Date)
Atlantic Security Holding Corporation /s/ Carlos Muñoz President
Name: Carlos Muñoz Title: Authorized Signatory

EXHIBITS

Exhibit A Joint Filing Statement

Exhibit B Identification and Classification of Members of Group

Exhibit A to Schedule 13G

Joint Filing Agreement
Pursuant to Rule 13d-1(k)

The undersigned persons (the "Reporting Persons") hereby agree that a joint statement on this Schedule 13G, and any amendments thereto, be filed on their behalf by Atlantic Security Holding Corporation.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning each of them contained therein, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.

Date: February 12, 2004

Atlantic Security Holding Corporation

By: /s/ Carlos Muñoz
Name: Carlos Muñoz
           President
Title: Authorized Signatory

El Pacífico-Peruano Suiza Compañía
de Seguros y Reaseguros

By: /s/ Arturo Rodrigo
Name: Arturo Rodrigo
           General Manager
Title: Authorized Signatory

Exhibit B

Members of Group:

Atlantic Security Holding Corporation	(HC)
El Pacífico-Peruano Suiza Compañía	(IC)
Banco de Crédito Overseas Ltd.*	(CO)
El Pacífico Vida*	(CO)

Aggregate amount of common shares beneficially
Owned by group:
                          14,402,118

Percent of class:
                           15.25%

* The holdings of these members have been reported by the respective beneficial owners thereof.